UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

CODORUS VALLEY BANCORP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $2.50 PER SHARE

(Title of Class of Securities)

192-025-10-4

(Cusip Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 192-025-10-4

13G

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
PEOPLESBANK, A CODORUS VALLEY COMPANY, WEALTH MANAGEMENT
2.	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*	(a)
(b)
NOT APPLICABLE
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
COMMONWEALTH OF PENNSYLVANIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER	112,703
6.	SHARED VOTING POWER	95,661
7.	SOLE DISPOSITIVE POWER	0
8.	SHARED DISPOSITIVE POWER	208,364

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
208,364

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
NOT APPLICABLE
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.96%
12.	TYPE OF REPORTING PERSON*
BK*

*BANK TRUST DEPARTMENT

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Reporting Person

SCHEDULE 13G

Filed by:	PeoplesBank, A Codorus Valley Company, Wealth Management

With:	Securities and Exchange Commission Washington, D.C. 20549

Calendar Year:	2011
Covered

Item 1 (a)	Name of Issuer: Codorus Valley Bancorp, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices: 105 Leader Heights Road P. O. Box 2887 York, PA 17405-2887

Item 2 (a)	Name of Person Filing: Stephen M. Altland, Senior Vice President Wealth Management PeoplesBank, A Codorus Valley Company,

Item 2 (b)	Address of Principal Business Office or, if none, Residence: 105 Leader Heights Road P. O. Box 2887 York, PA 17405-2887

Item 2 (c)	Citizenship: Commonwealth of Pennsylvania

Item 2 (d)	Title of Class of Securities: Common Stock, par value $2.50 per share

Item 2 (e)	Cusip Number: 192-025-10-4

Item 3:	If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) (c), check whether the person filing is a:

(a)	____	Broker or dealer registered under Section 15 of the Act.
(b)	XX	Bank as defined in Section 3 (a) (6) of the Act.
(c)	____	Insurance Company as defined in Section 3 (a) (19) of the Act.
(d)	____	Investment Company registered under Section 8 of the Investment Company Act of 1940.
(e)	____	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	____	Employee benefit plan, or endowment fund in accordance with Section 240.13d-1 (b) (1) (ii) (F).
(g)	____	Parent holding company or central person in accordance with Section 240.13d-1(b)(1) (ii) (G).
(h)	____	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	____	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	____	Group, in accordance with rule 13d-1(b)(1)(ii)(J).

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Item 4		Ownership (as of December 31, 2011):

	(a)	Amount Beneficially owned: 208,364 shares of Common Stock, par value $2.50 per share.

	(b)	Percent of Class: 4.96%

	(c)	Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote: 112,703
(ii) Shared power to vote or to direct the vote: 95,661
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 208,364

Item 5

Ownership of 5% or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6		Ownership of More than 5% on Behalf of Another Person:
Not Applicable

Item 7		Identification and Classification of the Subsidiary, which acquired the security being reported on by the parent holding company:
Not Applicable

Item 8		Identification and Classification of Members of the Group: Not Applicable

Item 9		Notice of Dissolution of Group: Not Applicable

Item 10		Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stephen M. Altland
Date: 2/9/12	Stephen M. Altland Senior Vice President PeoplesBank, A Codorus Valley Company Wealth Management 105 Leader Heights Road York, PA 17403

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